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SECURITIES AND EXCHANGE COMMISSION

File No. 70-09195

Eastern Enterprises



Applicant's Certificate of Completion pursuant to Rule 24



The applicant, Eastern Enterprises, hereby certifies that its acquisition of the capital stock of Essex County Gas Company, the subject of Eastern's Application on Form U-1 which was granted by order of the Commission dated September 30, 1998, has been carried out in accordance with the terms and conditions of and for the purposes represented in the said Application and Order.

The acquisition was effected by consummation of the merger into Essex County Gas Company of a wholly-owned subsidiary of Eastern Enterprises, as a result of which Eastern holds all the issued and outstanding capital stock of Essex County and the former stockholders of Essex County hold Common shares of Eastern Enterprises, as described in the Application and the S-4 Registration Statement of Eastern included in the Application as an exhibit.


EXHIBIT TO THIS CERTIFICATE

1. Opinion of Foley, Hoag & Eliot LLP



SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of l935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned officer thereunto duly authorized.

EASTERN ENTERPRISES

/s/ Walter J. Flaherty

Walter J. Flaherty
 Senior Vice President and Chief
   Financial Officer

Date:  November 4, 1998



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INDEX TO EXHIBITS


1. Opinion of Foley, Hoag & Eliot LLP